

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 22, 2016

Via E-mail
Luk Lai Ching Kimmy
Chief Executive Officer and Director
First Asia Holdings Limited
Suite 823-825
8/F Ocean Center, Harbour City
5 Canton Road
Tsimshatsui, Kowloon, Hong Kong.

> **Re:** **First Asia Holdings Limited**
> **Preliminary Information Statement on Schedule 14C**
> **Filed August 1, 2016**
> **File No. 000-30801**

Dear Ms. Luk:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Gary S. Joiner, Esq., Frascona, Joiner, Goodman and Greenstein, P.C.